File No. 83-1
Regulation IA
Rule 3



UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

# REPORT OF

# THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 494

BRL50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018

Filed pursuant to Rule 3 of Regulation IA

Dated: November 13, 2014

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of BRL50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018, Series No. 494 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 13, 2014 (the "Terms Agreement") and the Pricing Supplement dated November 13, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| | Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank |
|---|---|---|---|
| Per Note: | 101.378% | 1.625% | 99.753% |
| Total: | BRL50,689,000.00 (USD20,142,658.45) | BRL812,500.00 (USD 322,869.06) | BRL49,876,500.00 (USD19,819,789.39) |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 13, 2014
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



**Exhibit A**

March 13, 2014

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

**Exhibit B**

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No.: 494

BRL 50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018 (the "Notes")
Payable in U.S. Dollars

Issue Price: 101.378 percent

Application has been made for the Notes to be admitted to the
Official List of the United Kingdom Listing Authority and
to trading on the London Stock Exchange plc's
Regulated Market

TD Securities

The date of this Pricing Supplement is November 13, 2014

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

| | | |
|---|---|---|
| 1. | Series No.: | 494 |
| 2. | Aggregate Principal Amount: | BRL 50,000,000 |
| 3. | Issue Price: | BRL 50,689,000 which is 101.378 percent of the Aggregate Principal Amount<br><br>The Issue Price will be payable in USD in the amount of USD 20,142,658.45 at the agreed rate of BRL 2.5165 per one USD. |
| 4. | Issue Date: | November 18, 2014 |
| 5. | Form of Notes (Condition 1(a)): | Registered only, as further provided in paragraph 8 of "Other Relevant Terms" below. |
| 6. | Authorized Denomination(s) (Condition 1(b)): | BRL 5,000 and integral multiples thereof |
| 7. | Specified Currency (Condition 1(d)): | The lawful currency of the Federative Republic of Brazil (Brazilian Real ("**BRL**")); provided that all payments in respect of the Notes will be made in United States Dollars ("**USD**") |

| | | |
|---|---|---|
| 8. | Specified Principal Payment Currency (Conditions 1(d) and 7(h)): | USD |
| 9. | Specified Interest Payment Currency (Conditions 1(d) and 7(h)): | USD |
| 10. | Maturity Date (Condition 6(a); Fixed Interest Rate): | May 18, 2018, subject to the Business Day Convention |
| 11. | Interest Basis (Condition 5): | Fixed Interest Rate (Condition 5(I)) |
| 12. | Interest Commencement Date (Condition 5(III)): | Issue Date (November 18, 2014) |
| 13. | Fixed Interest Rate (Condition 5(I)): | Condition 5(I) as amended supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Fixed Rate Interest Payment Dates and default interest are as set out below. |
| | (a) Interest Rate: | 10.25 percent per annum |
| | (b) Fixed Rate Interest Payment Date(s): | Annually on May 18 in each year, commencing on and including May 18, 2015 and ending on and including the Maturity Date, subject to the Business Day Convention. |
| | (c) Business Day Convention: | Following Business Day Convention |
| | (d) Interest Period: | Each period from and including each Fixed Rate Interest Payment Date to but excluding the next following Fixed Rate Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.<br><br>For the purposes of the calculation of the |

Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Initial Broken Amount:

The Interest Amount with respect to the Interest Period from and including the Issue Date to but excluding the Fixed Rate Interest Payment Date on May 18, 2015 shall be calculated by the Calculation Agent on the FX Fixing Date with respect to such Fixed Rate Interest Payment Date and equal to the following quotient:

BRL 254.14 per minimum Authorized Denomination *divided by* BRLUSD Fixing Rate

(and rounding, if necessary, the entire resulting figure to 2 decimal places USD with USD 0.005 being rounded upwards).

(f) Fixed Rate Day Count Fraction(s):

Actual/Actual (ICMA)

(g) Calculation of Interest Amount:

As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent (as defined below) will determine the BRLUSD Fixing Rate (as defined below) and calculate the amount of interest payable (the "**Interest Amount**") with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period beginning on or after the Fixed Rate Interest Payment Date on May 18, 2015 shall be a USD amount calculated on the relevant FX Fixing Date (as defined below) as follows:

BRL 512.50 per minimum Authorized Denomination *divided by* the BRLUSD Fixing Rate

(rounding, if necessary, the entire resulting figure to two decimal places, with USD 0.005

being rounded upwards).

Where:

"**Brazil and New York Business Day**" means a day that is both (i) a day (other than a Saturday or a Sunday) defined by Banco Central do Brasil on which the Brazilian Federal Bank is open for business and (ii) a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in New York.

"**BRL12**" means the BRL/USD specified foreign exchange rate (expressed as the number of BRL per one USD) for settlement in two Brazil and New York Business Days as calculated by EMTA (or a service provider selected by EMTA in its sole discretion) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 3:45 p.m. São Paulo time or as soon as practicable thereafter on the FX Fixing Date.

The "**BRLUSD Fixing Rate**" means the BRL/USD asked rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined below) reported by the Banco Central do Brasil on the following platforms by approximately 1:15 p.m. São Paulo time on such Rate Fixing Date: 1. SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacões para Contabilidade" or "Rates for Accounting Purposes"); or 2. Bloomberg page <BZFXPTAX Index>; or 3. Reuters page <BRLPTAX=CBBR> (or such other page or service as may replace any such page for the purposes of displaying the BRL/USD reference rate published by Banco Central do Brasil) (the "**PTAX Rate**"); provided, however, that if the

BRL12 (as defined below) is available on such FX Fixing Date and the PTAX Rate shall differ by 3% or more from the BRL12, then the BRLUSD Fixing Rate will be the BRL12, or if there are insufficient responses to BRL12, then both the PTAX Rate and BRL12 shall be deemed unavailable; and provided further, that if the PTAX Rate is not then available, then the BRLUSD Fixing Rate will be BRL12.

Although the PTAX Rate is also reported by Bloomberg on the "BZFXPTAX Index" screen, if there arises any inconsistency between what is reported on Bloomberg and what is reported on the SISBACEN Data System, the PTAX Rate as reported on the SISBACEN Data System shall be utilized.

"**Calculation Agent**" means The Toronto-Dominion Bank, Toronto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

"**EMTA BRL Industry Survey Methodology**" means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purpose of determining BRL12.

"**FX Fixing Date**" means the date that is two (2) Relevant Business Days prior to any Fixed Rate Interest Payment Date or the Maturity Date subject to no adjustment pursuant to any Business Day Convention in either case, *provided*, *however*, that if such FX Fixing Date is an Unscheduled Holiday, the FX Fixing Date shall be the next preceding Relevant Business

Day, and *provided further*, that if there is an Unscheduled Holiday between such FX Fixing Date and the relevant Fixed Rate Interest Payment Date or Maturity Date, as the case may be, there shall be no adjustment to such FX Fixing Date on account thereof.

"**Unscheduled Holiday**" means a day that is not a Relevant Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial centers of the Specified Currency two Relevant Business Days prior to the relevant FX Fixing Date.

"**Fallback Provision**": In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant FX Fixing Date, the BRLUSD Fixing Rate will be determined by the Calculation Agent on such FX Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the BRLUSD Fixing Rate is to be so determined. In each case, the BRLUSD Fixing Rate utilized shall be rounded to the nearest four decimal places, with BRL/USD 0.00005 being rounded upwards.

14. Relevant Financial Center: London, New York and Brazil

15. Relevant Business Day(s): London, New York and Brazil

16. Redemption Amount (Condition 6(a)): The Redemption Amount with respect to each minimum Authorized Denomina-tion will be a USD amount calculated by the Calculation Agent on the FX Fixing Date with respect to the Maturity Date and equal to the following quotient:

BRL 5,000 per minimum Authorized Denomination *divided by* BRLUSD Fixing Rate

(and rounding, if necessary, the entire resulting figure to 2 decimal places USD with USD 0.005 being rounded upwards).

If Payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date.

17. Issuer's Optional Redemption (Condition 6(e)): No

18. Redemption at the Option of the Noteholders (Condition 6(f)): No

19. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount (Condition 6(a))" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, the "FX Fixing Date" shall be the date fixed by the Calculation Agent.

20. Governing Law: New York

21. Selling Restrictions: The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.

(a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the

| | |
|---|---|
| | Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended. |
| (b) United Kingdom: | The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom. |
| (c) Federative Republic of Brazil: | The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM"). |
| (d) General: | No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material. |

**Other Relevant Terms**

| | | |
|---|---|---|
| 1. | Listing: | Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date. |

| | | |
|---|---|---|
| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Euroclear Bank SA/NV; Clearstream Banking, sociétè anonyme. |
| 3. | Syndicated: | No |
| 4. | Commissions and Concessions: | 1.625 percent of the Aggregate Principal Amount. |
| 5. | Estimated Total Expenses: | None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes. |
| 6. | Codes: | |
| | (a) Common Code: | 113610018 |
| | (b) ISIN: | XS1136100184 |
| 7. | Identity of Dealer: | The Toronto-Dominion Bank |
| 8. | Provision for Registered Notes: | |
| | (a) Individual Definitive Registered Notes Available on Issue Date: | No |
| | (b) DTC Global Note(s): | No |
| | (c) Other Registered Global Notes: | Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. |

**General Information**

**Additional Information regarding the Notes**

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

*Information with Respect to Foreign Financial Assets.* Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

*Medicare Tax.* A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax

advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

4. Additional Investment Considerations:

There are significant risks associated with the Notes, including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the U.S. Dollar-Brazilian Real foreign exchange rate may result in a Redemption Amount of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

The Bank may hedge its obligations under the Notes by entering into a swap transaction with the Dealer or one of its affiliates as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Alberto L. Suria
Title: Chief Financial Officer and
General Manager a.i., Finance Department

**Exhibit C**

# TERMS AGREEMENT NO. 494 UNDER THE PROGRAM

November 13, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on November 18, 2014 (the "Settlement Date"), at an aggregate purchase price of BRL 49,876,500 (USD 19,819,789.39 at the agreed rate of 2.5165 BRL per one USD), calculated as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: the issue price of 101.378 percent of the aggregate principal amount (BRL 50,689,000); less a combined management and underwriting fee and selling concession of 1.625 percent of the principal amount (BRL 812,500). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 49,876,500 (USD 19,819,789.39 at the agreed rate of 2.5165 BRL per one USD) and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK



By: ______________________

Name:

Title:

**Paul Eustace**

Managing Director

Head of Syndicate

The Toronto-Dominion Bank

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________

Name: Alberto L. Suria

Title: Chief Financial Officer and General Manager a.i., Finance Department

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

# REPORT OF

# THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 494

BRL50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018

Filed pursuant to Rule 3 of Regulation IA

Dated: November 13, 2014

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of BRL50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018, Series No. 494 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 13, 2014 (the "Terms Agreement") and the Pricing Supplement dated November 13, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

| | Price to the Public | Selling Discounts and Commission[1] | Proceeds to the Bank |
|---|---|---|---|
| Per Note: | 101.378% | 1.625% | 99.753% |
| Total: | BRL50,689,000.00 (USD20,142,658.45) | BRL812,500.00 (USD 322,869.06) | BRL49,876,500.00 (USD19,819,789.39) |

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 13, 2014
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.



**Exhibit A**

March 13, 2014

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

**Exhibit B**

# PRICING SUPPLEMENT

**Inter-American Development Bank**

**Global Debt Program**

Series No.: 494

BRL 50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018 (the "Notes")
Payable in U.S. Dollars

Issue Price: 101.378 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

TD Securities

The date of this Pricing Supplement is November 13, 2014

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

**Terms and Conditions**

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

| | | |
|---|---|---|
| 1. | Series No.: | 494 |
| 2. | Aggregate Principal Amount: | BRL 50,000,000 |
| 3. | Issue Price: | BRL 50,689,000 which is 101.378 percent of the Aggregate Principal Amount<br><br>The Issue Price will be payable in USD in the amount of USD 20,142,658.45 at the agreed rate of BRL 2.5165 per one USD. |
| 4. | Issue Date: | November 18, 2014 |
| 5. | Form of Notes (Condition 1(a)): | Registered only, as further provided in paragraph 8 of "Other Relevant Terms" below. |
| 6. | Authorized Denomination(s) (Condition 1(b)): | BRL 5,000 and integral multiples thereof |
| 7. | Specified Currency (Condition 1(d)): | The lawful currency of the Federative Republic of Brazil (Brazilian Real ("**BRL**")); provided that all payments in respect of the Notes will be made in United States Dollars ("**USD**") |

| | | |
|---|---|---|
| 8. | Specified Principal Payment Currency (Conditions 1(d) and 7(h)): | USD |
| 9. | Specified Interest Payment Currency (Conditions 1(d) and 7(h)): | USD |
| 10. | Maturity Date (Condition 6(a); Fixed Interest Rate): | May 18, 2018, subject to the Business Day Convention |
| 11. | Interest Basis (Condition 5): | Fixed Interest Rate (Condition 5(I)) |
| 12. | Interest Commencement Date (Condition 5(III)): | Issue Date (November 18, 2014) |
| 13. | Fixed Interest Rate (Condition 5(I)): | Condition 5(l) as amended supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Fixed Rate Interest Payment Dates and default interest are as set out below. |
| | (a) Interest Rate: | 10.25 percent per annum |
| | (b) Fixed Rate Interest Payment Date(s): | Annually on May 18 in each year, commencing on and including May 18, 2015 and ending on and including the Maturity Date, subject to the Business Day Convention. |
| | (c) Business Day Convention: | Following Business Day Convention |
| | (d) Interest Period: | Each period from and including each Fixed Rate Interest Payment Date to but excluding the next following Fixed Rate Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but exclude the Maturity Date.<br><br>For the purposes of the calculation of the |

Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Initial Broken Amount: The Interest Amount with respect to the Interest Period from and including the Issue Date to but excluding the Fixed Rate Interest Payment Date on May 18, 2015 shall be calculated by the Calculation Agent on the FX Fixing Date with respect to such Fixed Rate Interest Payment Date and equal to the following quotient:

BRL 254.14 per minimum Authorized Denomination *divided by* BRLUSD Fixing Rate

(and rounding, if necessary, the entire resulting figure to 2 decimal places USD with USD 0.005 being rounded upwards).

(f) Fixed Rate Day Count Fraction(s): Actual/Actual (ICMA)

(g) Calculation of Interest Amount: As soon as practicable and in accordance with the procedures specified herein, the Calculation Agent (as defined below) will determine the BRLUSD Fixing Rate (as defined below) and calculate the amount of interest payable (the "**Interest Amount**") with respect to each minimum Authorized Denomination for the relevant Interest Period.

The Interest Amount with respect to any Interest Period beginning on or after the Fixed Rate Interest Payment Date on May 18, 2015 shall be a USD amount calculated on the relevant FX Fixing Date (as defined below) as follows:

BRL 512.50 per minimum Authorized Denomination *divided by* the BRLUSD Fixing Rate

(rounding, if necessary, the entire resulting figure to two decimal places, with USD 0.005

being rounded upwards).

Where:

"**Brazil and New York Business Day**" means a day that is both (i) a day (other than a Saturday or a Sunday) defined by Banco Central do Brasil on which the Brazilian Federal Bank is open for business and (ii) a day (other than a Saturday or a Sunday) on which the banks and foreign exchange markets are open for business in New York.

"**BRL12**" means the BRL/USD specified foreign exchange rate (expressed as the number of BRL per one USD) for settlement in two Brazil and New York Business Days as calculated by EMTA (or a service provider selected by EMTA in its sole discretion) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 3:45 p.m. São Paulo time or as soon as practicable thereafter on the FX Fixing Date.

The "**BRLUSD Fixing Rate**" means the BRL/USD asked rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined below) reported by the Banco Central do Brasil on the following platforms by approximately 1:15 p.m. São Paulo time on such Rate Fixing Date: 1. SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacões para Contabilidade" or "Rates for Accounting Purposes"); or 2. Bloomberg page <BZFXPTAX Index>; or 3. Reuters page <BRLPTAX=CBBR> (or such other page or service as may replace any such page for the purposes of displaying the BRL/USD reference rate published by Banco Central do Brasil) (the "**PTAX Rate**"); provided, however, that if the

BRL12 (as defined below) is available on such FX Fixing Date and the PTAX Rate shall differ by 3% or more from the BRL12, then the BRLUSD Fixing Rate will be the BRL12, or if there are insufficient responses to BRL12, then both the PTAX Rate and BRL12 shall be deemed unavailable; and provided further, that if the PTAX Rate is not then available, then the BRLUSD Fixing Rate will be BRL12.

Although the PTAX Rate is also reported by Bloomberg on the "BZFXPTAX Index" screen, if there arises any inconsistency between what is reported on Bloomberg and what is reported on the SISBACEN Data System, the PTAX Rate as reported on the SISBACEN Data System shall be utilized.

"**Calculation Agent**" means The Toronto-Dominion Bank, Toronto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

"**EMTA BRL Industry Survey Methodology**" means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purpose of determining BRL12.

"**FX Fixing Date**" means the date that is two (2) Relevant Business Days prior to any Fixed Rate Interest Payment Date or the Maturity Date subject to no adjustment pursuant to any Business Day Convention in either case, *provided, however*, that if such FX Fixing Date is an Unscheduled Holiday, the FX Fixing Date shall be the next preceding Relevant Business

Day, and *provided further*, that if there is an Unscheduled Holiday between such FX Fixing Date and the relevant Fixed Rate Interest Payment Date or Maturity Date, as the case may be, there shall be no adjustment to such FX Fixing Date on account thereof.

"**Unscheduled Holiday**" means a day that is not a Relevant Business Day and the market was not aware of such fact (by means of a public announcement or by reference to other publicly available information) until a time later than 9:00 a.m. local time in the principal financial centers of the Specified Currency two Relevant Business Days prior to the relevant FX Fixing Date.

"**Fallback Provision**": In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant FX Fixing Date, the BRLUSD Fixing Rate will be determined by the Calculation Agent on such FX Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to such additional sources as it deems appropriate; and in such case the Calculation Agent shall notify the Bank and the Global Agent as soon as reasonably practicable that the BRLUSD Fixing Rate is to be so determined. In each case, the BRLUSD Fixing Rate utilized shall be rounded to the nearest four decimal places, with BRL/USD 0.00005 being rounded upwards.

14. Relevant Financial Center: London, New York and Brazil

15. Relevant Business Day(s): London, New York and Brazil

16. Redemption Amount (Condition 6(a)): The Redemption Amount with respect to each minimum Authorized Denomina-tion will be a USD amount calculated by the Calculation Agent on the FX Fixing Date with respect to the Maturity Date and equal to the following quotient:

| | | |
|---|---|---|
| | | BRL 5,000 per minimum Authorized Denomination *divided by* BRLUSD Fixing Rate<br><br>(and rounding, if necessary, the entire resulting figure to 2 decimal places USD with USD 0.005 being rounded upwards).<br><br>If Payment of the Redemption Amount occurs later than on the scheduled Maturity Date in the event of any postponement described herein, no accrued interest shall be payable in respect of such period of postponement following the scheduled Maturity Date. |
| 17. | Issuer's Optional Redemption (Condition 6(e)): | No |
| 18. | Redemption at the Option of the Noteholders (Condition 6(f)): | No |
| 19. | Early Redemption Amount (including accrued interest, if applicable) (Condition 9): | In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount (Condition 6(a))" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; *provided*, that for purposes of such determination, the "FX Fixing Date" shall be the date fixed by the Calculation Agent. |
| 20. | Governing Law: | New York |
| 21. | Selling Restrictions: | The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement. |
| | (a) United States: | Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the |

Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom: The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(c) Federative Republic of Brazil: The Dealer has represented and agreed that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the "CVM").

(d) General: No action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

**Other Relevant Terms**

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.

| | | |
|---|---|---|
| 2. | Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: | Euroclear Bank SA/NV; Clearstream Banking, société anonyme. |
| 3. | Syndicated: | No |
| 4. | Commissions and Concessions: | 1.625 percent of the Aggregate Principal Amount. |
| 5. | Estimated Total Expenses: | None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes. |
| 6. | Codes: | |
| | (a) Common Code: | 113610018 |
| | (b) ISIN: | XS1136100184 |
| 7. | Identity of Dealer: | The Toronto-Dominion Bank |
| 8. | Provision for Registered Notes: | |
| | (a) Individual Definitive Registered Notes Available on Issue Date: | No |
| | (b) DTC Global Note(s): | No |
| | (c) Other Registered Global Notes: | Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. |

**General Information**

**Additional Information regarding the Notes**

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

*Information with Respect to Foreign Financial Assets.* Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

*Medicare Tax.* A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax

advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

4. Additional Investment Considerations:

There are significant risks associated with the Notes, including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the U.S. Dollar-Brazilian Real foreign exchange rate may result in a Redemption Amount of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

The Bank may hedge its obligations under the Notes by entering into a swap transaction with the Dealer or one of its affiliates as swap counterparty. Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Dealer or another purchaser might be willing to purchase Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original issue price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original issue price of the Notes included, and secondary market prices are likely to exclude, the projected profit that our swap counterparty or its affiliates may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the original issue price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.

The Notes offered by this Pricing Supplement are complex financial instruments and may not be suitable for certain investors. Investors intending to purchase the Notes should consult with their tax and financial advisors to ensure that the intended purchase meets the investment objective before making such purchase.

INTER-AMERICAN DEVELOPMENT BANK

By: 
Name: Alberto L. Suria
Title: Chief Financial Officer and
General Manager a.i., Finance Department

**Exhibit C**

TERMS AGREEMENT NO. 494 UNDER
THE PROGRAM

November 13, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 50,000,000 10.25 percent Fixed Rate Notes due May 18, 2018 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on November 18, 2014 (the "Settlement Date"), at an aggregate purchase price of BRL 49,876,500 (USD 19,819,789.39 at the agreed rate of 2.5165 BRL per one USD), calculated as set forth below and payable in United States Dollars, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as

of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes, and the Dealer named below agrees to purchase the Notes, at the aggregate purchase price specified above, calculated as follows: the issue price of 101.378 percent of the aggregate principal amount (BRL 50,689,000); less a combined management and underwriting fee and selling concession of 1.625 percent of the principal amount (BRL 812,500). For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 49,876,500 (USD 19,819,789.39 at the agreed rate of 2.5165 BRL per one USD) and will be paid in United States Dollars.

2. Payment for the Notes shall be made on the Settlement Date by The Toronto-Dominion Bank to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents, which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

   - a copy of each of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will

terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Chief, Treasury Division
Telephone: 202-623-1310
Facsimile: 202-623-3388

FOR THE DEALER:

The Toronto-Dominion Bank
60 Threadneedle Street
London EC2R 8AP
United Kingdom
Attention: Origination and Syndication Desk
Telephone: +44 (0) 20 7628 2262
Facsimile: +44 (0) 20 7628 1054

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act

2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

THE TORONTO-DOMINION BANK



By: ______________________

Name:

Title:

**Paul Eustace**
**Managing Director**
**Head of Syndicate**
**The Toronto-Dominion Bank**

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By: ______________________

Name: Alberto L. Suria

Title: Chief Financial Officer and General Manager a.i., Finance Department

DC_LAN01:300932.2



File No. 83-1
Regulation IA
Rule 3

November 13, 2014

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549



Ladies & Gentlemen:

I hereby enclose two (2) copies of a Report, dated November 13, 2014 of the Inter-American Development Bank (the "Bank"), being filed pursuant to Rule 3 of Regulation IA, with respect to an issuance of securities under the Bank's Global Debt Program pursuant to the Prospectus dated January 8, 2001 and the Pricing Supplement dated November 13, 2014.

Sincerely yours,

John Scott
Chief Counsel
Corporate Legal Affairs Division

Enclosures